NBH Holdings Corp.

101 Federal Street, 19th Floor

Boston, Massachusetts 02110

December 22, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Kathryn McHale

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	NBH Holdings Corp.
Registration Statement on Form S-1
Filed November 14, 2011
File No. 333-177971

Dear Ms. McHale:

On behalf of NBH Holdings Corp., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-1 of the Company (the “Registration Statement”).

The Amendment reflects certain revisions of the Registration Statement in response to the comment letter dated December 9, 2011 from the staff of the Commission (the “Staff”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement. All page references in the responses set forth below refer to pages of the Amendment.

General

1.	Please update the financial statements and expand the MD&A discussions, as applicable, pursuant to Rule 3-12 of Regulation S-X.

Ms. Kathryn McHale

United States Securities and Exchange Commission

December 22, 2011

Response: In response to the Staff’s comment, the financial statements and Management’s Discussion and Analysis in the Amendment have been revised to comply with the provisions of Rule 3-12 of Regulation S-X.

2.	Please file the statement of assets acquired and liabilities assumed of Community Banks of Colorado.

Response: The Company acknowledges the Staff’s comment and confirms that it will include in the Registration Statement the audited statement of assets acquired and liabilities assumed of Community Banks of Colorado as soon as practicable.

3.	We note your disclosure in Risk Factors and on page 113 that Bank Midwest is subject to an operating agreement with the OCC and an order issued by the FDIC. Please revise your disclosure to disclose and discuss the operating agreement and the order in the Prospectus Summary in addition to your existing disclosure regarding the operating agreement on page 9. Please also expand your disclosure to more fully discuss the material provisions of the operating agreement and the order, including a discussion of the actions that you have taken or that you plan to take to comply with the material provisions and provide specific information regarding the current status of your compliance.

Response: In response to the Staff’s comment, the Company has revised pages 9-10 and 116-117 of the Amendment to expand the disclosure with respect to the OCC Operating Agreement and FDIC Order.

Cover Page

4.	Please indicate the number of shares being offered and fill in all corresponding blanks as soon as possible.

Response: The Company acknowledges the Staff’s comment and confirms that it will disclose, as soon as practicable, the number of shares being offered and fill in all corresponding blanks.

Market Data, page ii

5.	Please delete the qualification in third sentence stating that you cannot assure the accuracy or completeness of the data.

Response: In response to the Staff’s comment, the Company has revised page ii of the Amendment.

Ms. Kathryn McHale

United States Securities and Exchange Commission

December 22, 2011

Prospectus Summary

Prospective Markets, page 4

6.	We note that you have included the statistic for banks in your current markets that have a Texas Ratio of 0%. Given your recent acquisitions of troubled banks, please expand disclosure in this section to address why banks with a Texas Ratio of 0% are significant.

Response: In response to the Staff’s comment, the Company has revised pages 4 and 107 of the Amendment to clarify that banks with negative Texas Ratios are included in the relevant tables describing metrics of troubled banks because banks with negative Texas Ratios are insolvent.

Our Acquisitions, page 4

7.	We note your disclosure that you have completed four acquisitions since October 2010. Please clarify that the transaction with Community Banks of Colorado was FDIC assisted and the transaction with Bank Midwest was not FDIC assisted.

Response: In response to the Staff’s comment, the Company has revised pages 4, 5, 102 and 103 of the Amendment.

Summary Selected Historical Consolidated Financial Information, page 12

8.	Please revise the weighted average common shares outstanding, basic and diluted for the six months ended June 30, 2011 to reflect 52,235,566 shares on a diluted basis to be consistent with the amount appearing in the income statement on page F-3, or advise. In addition, revise the Selected Historical Consolidated Financial Information on page 48.

Response: In response to the Staff’s comment, the Company has revised pages 13 and 49 of the Amendment to make the weighted average common shares outstanding, basic and diluted for the nine months ended September 30, 2011 consistent with the amounts appearing in the income statement presented in the Company’s financial statements.

9.	Please revise the common shares outstanding for the period June 16, 2009 through December 31, 2009 to include the founders’ shares of 250,000. As such, revise the book value and tangible book value per share as a result of this change. In addition, revise the Selected Historical Consolidated Financial Information on page 48.

Ms. Kathryn McHale

United States Securities and Exchange Commission

December 22, 2011

Response: In response to the Staff’s comment, the Company has revised pages 15 and 51 of the Amendment to clarify that the founders’ shares of 250,000 are included in the common shares outstanding for all reporting periods.

Risk Factors, page 15

10.	Some of your risk factors make statements regarding your ability to provide assurances or predictions that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances or predictions.

Response: In response to the Staff’s comment, the Company has revised the Risk Factors section of the Amendment.

Capitalization, page 43

11.	Please revise the presentation to include the founders’ shares in the amount of 250,000 at June 30, 2011.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the founders’ shares are included in the outstanding shares set forth on page 44 of the Amendment.

Dilution, page 45

12.	Please ensure that the presentation includes the 250,000 founders’ shares outstanding.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the founders’ shares are included in the outstanding shares used for the presentation of the information set forth on page 46 of the Amendment.

13.	Please expand the last paragraph of the presentation to state that the discussion and tables exclude 1,830,000 shares of class A common stock reserved for future issuance under the NBH Holding Corp. 2009 Equity Incentive Plan.

Response: In response to the Staff’s comment, the Company has revised the last paragraph of the Dilution section on page 47 of the Amendment to state that the discussion and tables exclude 1,830,000 shares of Class A common stock reserved for future issuance under the NBH Holding Corp. 2009 Equity Incentive Plan.

Ms. Kathryn McHale

United States Securities and Exchange Commission

December 22, 2011

Selected Historical Consolidated Financial Information, pages 47-49

14.	Revise the adjusted pre-provision pre-tax net revenue to risk weighted assets to be 1.97% as of and for the twelve months ended December 31, 2010 to be consistent with the amount presented on page 12.

Response: In response to the Staff’s comment, the Company has revised pages 14 and 50 of the Amendment to make the adjusted pre-provision pre-tax net revenue to risk weighted assets as of and for the twelve months ended December 31, 2010 consistent.

15.	Please expand the notes to state how you determined the ratio of interest earning assets to interest-bearing liabilities to be 119.48% and 129.11% as of and for the six months ended June 30, 2011 and as of and for the twelve months ended December 31, 2010.

Response: In response to the Staff’s comment, the Company has revised the appropriate footnote on pages 15 and 51 of the Amendment to expand the explanation of how the Company determines the ratio of interest earning assets to interest-bearing liabilities.

16.	Please revise to clarify how you determined the non-interest bearing deposits to total deposits (end of period) ratio for as of and for the twelve months ended December 31, 2010 as 10.36% as it appears that the ratio should be 9.39%.

Response: In response to the Staff’s comment, the Company has revised the ratio of non-interest bearing deposits to total deposits (end of period) as of and for the twelve months ended December 31, 2010 on pages 14 and 50 of the Amendment to be 9.39%.

About Non-GAAP Financial Matters, page 59

17.	Please expand the disclosure to present the tax effect of stock-based compensation parenthetically or in a footnote to the reconciliation and show how the tax effect was calculated.

Response: In response to the Staff’s comment, the Company has revised pages 60 and 61 of the Amendment to expand the disclosure to present the tax effect of stock-based compensation and show how the tax effect was calculated.

18.	Please revise the adjusted non-interest income expense to average assets ratio and the adjusted efficiency ratio to show the impact of stock-based compensation as of and for the twelve months ended December 31, 2010 to result in the amounts of 3.23% and 55.74% consistent with the amounts presented on page 48.

Ms. Kathryn McHale

United States Securities and Exchange Commission

December 22, 2011

Response: In response to the Staff’s comment, the Company has revised page 60 of the Amendment to show the impact of stock-based compensation on the adjusted non-interest income expense to average assets ratio and the adjusted efficiency ratio consistent with the presentation on page 50.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Select Historical Financial Data Derived from Assets Acquired and Liabilities Assumed, page 94

19.	We note that you have provided certain historical financial information for three of the four acquisitions you have completed since 2010. Please revise to provide similar disclosure regarding your acquisition of Community Banks of Colorado.

Response: The Company acknowledges the Staff’s comment and confirms that the Company will provide similar disclosure regarding the acquisition of Community Banks of Colorado as soon as practicable and at the time the related audited statement of assets acquired and liabilities assumed is included in the Registration Statement, as discussed above in response to the Staff’s comment no. 2.

Business, page 99

20.	We note that you have acquired several retirement banking centers. Please include disclosure regarding services and products related to these communities and whether you intend to continue to develop this area of your business.

Response: In response to the Staff’s comment, the Company has revised page 102 of the Amendment to include disclosure regarding the services and products at retirement center locations.

Lending Activities, page 107

21.	Please provide more specific disclosure in this section regarding the various loan products you offer and their terms, including: closed and open end loans, fixed rate and variable, senior and junior collateral positions, and the underwriting standards you apply.

Response: In response to the Staff’s comment, the Company has revised pages 111-113 of the Amendment to expand the disclosure regarding its various loan products.

Ms. Kathryn McHale

United States Securities and Exchange Commission

December 22, 2011

Compensation Discussion and Analysis

2010 Summary Compensation Table, page 136

22.	It appears that the footnotes to this table are incorrect, in particular notes 4 and 6 in the Salary column. Please confirm and revise as appropriate.

Response: In response to the Staff’s comment, the Company has revised the table on page 140 of the Amendment.

Employment Agreements with Named Executive Officers, page 137

23.	We note your disclosure on page 138 that you intend to enter into employment agreements with Mr. Gaiter, Mr. Metzger and Ms. Hinderhofer in connection with the offering. Please confirm that you will file these agreements as exhibits to the registration statement as soon as possible. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and hereby confirms that any employment arrangements entered into in connection with the offering with Mr. Gaiter, Mr. Metzger and Ms. Hinderhofer will be filed as exhibits to the Registration Statement.

Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders

Greater than 5% Stockholders, page 152

24.	Please revise the footnotes in this section to identify an individual who has voting and dispositive power over the shares held. In addition, please confirm that for any selling stockholder that is not a natural person, you will include the persons who have sole or shared voting or investment power over the entity.

Response: In response to the Staff’s comment, the Company has revised the footnotes on pages 156 and 157 of the Amendment to identify an individual who has voting and dispositive power over the securities held by 5% stockholders. With respect to Wellington Management Company, LLP (“Wellington Management”), the Company has been provided the following information by Wellington Management in response to the Company’s request for information regarding a natural person with the power to vote or to dispose of the securities included in the table of Security Ownership of Certain Beneficial Owners, Management and Selling Stockholders (the “Beneficial Ownership Table”):

Wellington Management is the investment adviser to several entities that own shares of NBH Holdings Corp. (each a “Wellington Client”), which are specifically named in the table Beneficial Ownership Table due to the size of their position. Wellington Management understands that the Staff has inquired about the natural persons with the power to vote or to dispose of the securities beneficially owned by the Wellington Management and the Wellington Clients. Wellington Management is an investment adviser registered under the Investment Advisers Act of 1940. Under Regulation 13D-G and Section 13(d) of the Securities Exchange Act of 1934, as amended, Wellington Management shares beneficial ownership over the shares held by each Wellington Client. However, Wellington Management believes that it is not appropriate for Wellington Management to list a natural person in the footnotes to the Beneficial Ownership Table. Wellington Management has discussed this issue with the Staff on previous occasions, including in connection with Form S-3 registration statements filed by Provident Bankshares Corporation (File No. 333-125230) and IBERIABANK Corporation (File No. 333-139984). Wellington Management confirms that the statements written by or on behalf of Wellington Management in letters1 to the Staff in those instances remain accurate.

In addition, the Company supplementally confirms that for any selling stockholder that is not a natural person, it will undertake to include the persons who have sole or shared voting or investment power over the entity.

Selling Stockholders, page 152

25.	Identify whether any of the selling stockholders are broker dealers or the affiliates of broker dealers. If any of the selling stockholders are broker dealers, revise the disclosure to clarify that those selling stockholders are underwriters. Any selling stockholder who is an affiliate of a broker dealer must make the following representations:

a.	The selling stockholder purchased the securities to be resold in the ordinary course of business, and

[1]	Available at http://www.sec.gov/Archives/edgar/data/933141/000119312507059359/filename1.htm; http://www.sec.gov/Archives/edgar/data/818969/000090965408001261/filename1.txt.

Ms. Kathryn McHale

United States Securities and Exchange Commission

December 22, 2011

b.	at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling stockholders are not able to make these representations, they must also be identified as underwriters.

Response: The Company respectfully advises the Staff that it has not yet determined the selling stockholders in the offering. The Company supplementally advises the Staff that at such time as the selling stockholders are identified that it will revise the disclosure in accordance with this comment as appropriate.

Description of Capital Stock, page 153

26.	You may not qualify your disclosure by reference to your amended and restated certificate of incorporation and by-laws. Please therefore revise the second sentence of the introductory paragraph.

Response: In response to the Staff’s comment, the Company has revised the second sentence of the introductory paragraph on page 158 of the Amendment.

Balance Sheet, page F-2

27.	Please revise the balance sheet and throughout the filing to present Federal Reserve Bank and Federal Home Loan Bank stock separately from the total of investment securities.

Response: In response to the Staff’s comment, the Company has revised the balance sheet on page F-2 of and throughout the Amendment to present Federal Reserve Bank and Federal Home Loan Bank stock separately from the total of investment securities.

Consolidated Financial Statements as of and for the Year Ended December 31, 2010 and as of and for the period from June 16, 2009 to December 31, 2009

Note 6 Covered Loans, page F-55

28.	Expand the note to describe how prepayments are considered in the determination of contractual cash flows and cash flows to be expected to be collected pursuant to ASC 310-30-50-1.

Ms. Kathryn McHale

United States Securities and Exchange Commission

December 22, 2011

Response: In response to the Staff’s comment, the Company has included a description of how prepayments are considered in the determination of contractual cash flows and cash flows to be expected to be collected pursuant to ASC 310-30-50-1 in Note 6 to the Company’s consolidated financial statements as of and for the nine months ended September 30, 2011 appearing on page F-11.

29.	Please revise to clarify in more detail how acquired loans are accounted for on a pooled basis and considered to be performing. In addition, changes should be made, as applicable under the title Past Due Loans appearing on page 75.

Response: In response to the Staff’s comment, the Company has included more detail regarding how acquired loans are accounted for on a pooled basis and considered to be performing in Note 6 to the Company’s consolidated financial statements as of and for the nine months ended September 30, 2011 appearing on page F-17 and under the heading “Past Due Loans” on page 77 of the Amendment.

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact David Shapiro of Wachtell, Lipton, Rosen & Katz at (212) 403-1314.

Sincerely,

/s/ Donald Gaiter
Donald Gaiter
Acting Chief Financial Officer; Chief of Acquisitions and Strategy

cc:	David E Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52 Street
New York, NY 10019

Edward F. Petrosky, Esq.
James O’Connor, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019